Filed by Swift Transportation Co., Inc.
                                                     Commission File No. 0-18605

                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                            Subject Company: M.S. Carriers, Inc.
                                                     Commission File No. 0-14781

                                                            Date: April 20, 2001

         Certain information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning Swift's projected earnings and financial performance, recent trends in freight demand, Swift's ability to recruit and train qualified drivers, anticipated fuel prices, the proposed acquisition of M.S. Carriers, expected synergies and forecasts regarding the integration of M.S. Carriers' operations with Swift's, and other information. Such statements are based upon the current beliefs and expectations of Swift's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. As to Swift's business and financial performance generally, the following factors, among others, could cause actual results to differ materially from those in forward-looking statements: excess capacity in the trucking industry; significant increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, license and registration fees; difficulty in attracting and retaining qualified drivers and owner operators, especially in light of the current shortage of qualified drivers and owner operators; recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries (such as retail and manufacturing) in which Swift has a significant concentration of customers; a significant reduction in or termination of the Company's trucking services by a key customer; seasonal factors such as harsh weather conditions that increase operating costs; increases in driver compensation to the extent not offset by increases in freight rates; the inability of Swift to continue to secure acceptable financing arrangements; the ability of Swift to continue to identify and combine acquisition candidates that will result in successful combinations, including Swift's pending merger with M.S. Carriers, Inc.; increases in claims or the cost of insurance; and competition from trucking, rail and intermodal competitors. With respect to the proposed acquisition of M.S. Carriers, Inc. these risks and uncertainties include: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift's and M.S. Carriers' stockholders to approve the merger; the risk that the businesses will not be integrated successfully or that integration costs will exceed our estimates; the risk that the revenue and other synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; fluctuating stock market levels; the difficulty the stock market may have in valuing the business model of the combined company; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers.

         A discussion of these and other factors that could cause Swift's and M.S. Carriers results to differ materially from those described in the forward-looking statements can be found in the most recent Annual Reports on Forms 10-K of Swift and M.S. Carriers, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Swift undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Further, nothing herein shall constitute adoption or approval of any analyst report regarding Swift, nor any undertaking to update or comment upon analysts' expectations in the future.

         The proposed merger transaction between Swift and M.S. Carriers will be submitted to the companies' stockholders for their consideration. Swift has filed a registration statement on Form S-4 that includes a joint proxy statement/prospectus. STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION THAT HAS BEEN FILED WITH THE SEC AND WILL BE MAILED TO STOCKHOLDERS. THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700). Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.

         As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common stock of M.S. Carriers. Certain employees of M.S. Carriers, including participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements is contained in the joint proxy statement/prospectus.

         The communication filed herewith is a press release of Swift issued April 19, 2001.

                     SWIFT TRANSPORTATION CO., INC. REPORTS
                              FIRST QUARTER RESULTS


Phoenix,  AZ - April 19, 2001 -- Swift  Transportation  Co.,  Inc.  (NASDAQ-NMS:
SWFT) today announced its results for the first quarter ended March 31, 2001.

Revenues for the three months ended March 31, 2001, increased 12.3% to $327.4 million, compared with $291.5 million for the corresponding quarter of 2000. Net earnings decreased to $1.2 million or 2 cents per share, compared to $10.7 million or 17 cents per share for the three months ended March 31, 2000. The gain from the sale of equipment was $960,000 this quarter versus $4.6 million in 2000 as we sold 720 tractors and trailers in the quarter versus 2,241 tractors and trailers in 2000. The lower gain on sale of revenue equipment reduced our 2001 results by approximately 3 cents per share compared to 2000.

The waiting periods required under the Hart-Scott-Rodino Act for the pending merger with M.S. Carriers have expired and Swift has filed a joint proxy/registration statement on Form S-4 and expects to complete the merger this summer.

Jerry Moyes, Chairman and Chief Executive Officer, said, "As we previously announced, the weak freight environment, which is affecting the entire trucking industry, significantly impacted our financial results for the quarter. We continued to gain market share, as revenue grew by 12.3%. However, net earnings were impacted by an increased deadhead percentage and decreased utilization. On a positive note, in the quarter we experienced continued success in recruiting drivers and a slight reduction in fuel cost per gallon versus the fourth quarter of 2000."

Swift will hold a conference call to discuss these results at 4:30 PM Eastern Daylight time on Monday April 23, 2001. Individuals with questions may dial in at 877-888-4210. For others, the conference call will be broadcast live on the Internet at http://www.streetevents.com/ and may also be accessed through the Company's web site, http://www.swifttrans.com/. Replays will be available on these websites for one week.

This news release contains statements that may constitute forward-looking statements, usually identified by words such as "anticipates," "believes," "estimates," "projects," "expects" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning Swift's projected earnings and financial performance, recent trends in freight demand, Swift's ability to recruit and train qualified drivers, anticipated fuel prices, the proposed acquisition of M.S. Carriers, expected synergies and forecasts regarding the integration of M.S. Carriers' operations with Swift's, and other information. Such statements are based upon the current beliefs and expectations of Swift's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. As to Swift's business and financial performance generally, the following factors, among others, could cause actual results to differ materially from those in forward-looking statements: excess capacity in the trucking industry; significant increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, license and registration fees, insurance premiums and driver compensation, to the extent not offset by increases in freight rates or fuel surcharges; difficulty in attracting and retaining qualified drivers and owner operators, especially in light of the current shortage of qualified drivers and owner operators; recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries (such as retail and manufacturing) in which Swift has a significant concentration of customers; seasonal factors such as harsh weather conditions that increase operating costs; increases in driver compensation to the extent not offset by increases in freight rates; the inability of Swift to continue to secure acceptable financing arrangements; the ability of Swift to continue to identify and combine acquisition candidates that will result in successful combinations; an unanticipated increase in the number of claims for which Swift is self insured; competition from trucking, rail and intermodal competitors; and a significant reduction in or termination of Swift's trucking services by a key customer. With respect to the proposed acquisition of M.S. Carriers, these risks and uncertainties include: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift's and M.S. Carriers' stockholders to approve the merger; the risk that the businesses will not be integrated successfully or that integration costs will exceed our estimates; the risk that the revenue and other synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; fluctuating stock market levels; the difficulty the stock market may have in valuing the business model of the combined company; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers.

A discussion of these and other factors that could cause Swift's results to differ materially from those described in the forward-looking statements can be found in the most recent Annual Reports on Forms 10-K of Swift and M.S. Carriers, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Swift undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Further, nothing herein shall constitute adoption or approval of any analyst report regarding Swift, nor any undertaking to update or comment upon analysts' expectations in the future.

The proposed merger with M.S. Carriers will be submitted to Swift's and M.S. Carriers' stockholders for their consideration. Swift will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus. STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC AND MAILED TO STOCKHOLDERS. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700).

Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common stock of M.S. Carriers. Certain employees of M.S. Carriers, including participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements will be contained in the joint proxy statement/prospectus.

Swift is the holding company for Swift Transportation Co., Inc., a truckload carrier headquartered in Phoenix, Arizona. Swift is the third largest publicly-held national truckload carrier in the United States with regional operations throughout the continental United States.

Condensed, consolidated statements of earnings for the three month periods ended March 31, 2001 and 2000 are as follows:


                 Swift Transportation Co., Inc. and Subsidiaries
                  Condensed Consolidated Statements of Earnings
                                   (unaudited)
                    (in thousands, except per share amounts)


                                                                                Three months ended
                                                                                     March  31,
                                                                             2001                   2000
                                                                             ----                   ----
Operating revenue                                                         $ 327,411              $ 291,522
Operating expenses:
   Salaries, wages and employee benefits                                    126,542                103,606
   Operating supplies and expenses                                           28,715                 23,754
   Fuel                                                                      46,541                 39,786
   Purchased transportation                                                  57,431                 55,209
   Rental expense                                                            20,178                 14,158
   Insurance and claims                                                       8,898                  8,918
   Depreciation and amortization                                             18,606                 13,644
   Communication and utilities                                                4,393                  3,854
   Operating taxes and licenses                                               9,156                  8,482
                                                                        -----------            -----------
Total operating expenses                                                    320,460                271,411
                                                                        -----------            -----------

Operating income                                                              6,951                 20,111

Interest expense (net)                                                        4,750                  3,000
Other expense (income)                                                          315                   (244)
                                                                        -----------            -----------

Earnings before income taxes                                                  1,886                 17,355
Income taxes                                                                    730                  6,700
                                                                        -----------            -----------

Net earnings                                                              $   1,156              $  10,655
                                                                        ===========            ===========

Diluted earnings per share                                                 $    .02               $    .17
                                                                        ===========            ===========

Shares used in per share calculations                                        64,606                 64,050
                                                                        ===========            ===========


Contact:  Jerry Moyes, President, or Bill Riley, CFO of Swift Transportation
                                 (602) 269-9700



                 Swift Transportation Co., Inc. and Subsidiaries

                              Operating Statistics

                           (Excluding Fuel Surcharge)


                                                                              Three months ended
                                                                                    March 31,
                                                                            2001                  2000
                                                                            ----                  ----
Total Miles *                                                              259,424               232,048
Loaded Miles *                                                             217,873               199,213
Trucking Revenue *                                                      $  303,334            $  269,099
Revenue per Tractor per day                                             $      471            $      481
Revenue per loaded mile                                                 $   1.3923            $   1.3508
Average Linehaul Tractors                                                   10,072                 8,606
Deadhead Percentage                                                          16.02%                14.15%
Period End Linehaul
   Tractor Count
         Company                                                             8,224                 7,023
         Owner Operator                                                      2,160                 1,908
                                                                     -------------         -------------
                  Total                                                     10,384                 8,931
                                                                     -------------         -------------


* In Thousands

This press release is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933.